EXHIBIT 99.1

HD Hyundai Global Service Signs Contract with CoolCo for LNG Boil-off Reliquefaction Unit Retrofit

HD Hyundai Global Service, a ship service subsidiary of HD Hyundai Group, has announced that it has signed contracts on June 6th with Cool Company Ltd (NYSE: CLCO / CLCO.OL “CoolCo”), an owner and operator of LNG vessels, to retrofit five LNG carriers with sub-coolers for LNG boil-off reliquefaction (“reliquefaction units”). The contract value is approximately 10M US Dollars per vessel.

A reliquefaction unit is a device used to re-liquefy the boiled off gas (BOG) generated during the operation of LNG cargo tanks, either returning the gas to the cargo tank or preventing natural evaporation using sub-cooled LNG. When a vessel is in operation, boiled off gas (“BOG") is consumed as fuel by the propulsion engine. However, without a reliquefaction unit, during periods of reduced vessel speed, during port stays, or while utilizing the vessel for floating storage, the BOG needs to be forcibly burned, resulting in the loss of LNG cargo and the emission of greenhouse gases, leading to environmental pollution.

The utilization of a reliquefaction unit is known to be effective mainly in LNG carriers equipped with tri-fuel electric propulsion (TFDE) or two-stroke dual-fuel (DF) engines, and HD Hyundai Global Service is currently receiving inquiries from its customers for additional reliquefaction unit retrofit work similar to that being performed for CoolCo.

At the International Maritime Organization’s (“IMO”) 78th Marine Environment Protection Committee meeting in 2022, a correction item was adopted so that LNG carriers could deduct fuel consumption equivalent to the amount of power used in cargo reliquefaction equipment when calculating the ship’s Carbon Intensity Indicator (“CII”), which has been adopted as IMO’s short-term greenhouse gas measure and has been incorporated into certain international environmental regulations that tighten over time.

As a leading provider in ship services industries, HD Hyundai Global Service has a long history of providing innovative solutions to meet the needs of its customers. The retrofit of the reliquefaction unit is a testament to the company’s commitment to providing its customers with the best possible service.

CoolCo is a growth-oriented owner, operator and manager of fuel-efficient liquefied natural gas (“LNG”) carriers. Using its integrated, in-house vessel management platform, CoolCo provides charterers and third-party LNG vessel owners with modern and flexible management and transportation solutions, delivering a lesser-emitting form of energy that supports decarbonization efforts, economic growth, energy security, and improvements in quality of life. CoolCo intends to leverage its industry relationships to make further accretive acquisitions of in-service LNGCs, and to selectively pursue newbuild opportunities. The retrofit of the sub-cooling units is an important step towards achieving CoolCo’s ESG goals.

HD Hyundai Global Service plans to incorporate reliquefaction units supplied by Air Liquide, a French company specializing in this technology, and will be responsible for the overall design, product supply, installation and commissioning.

Mr. Ki-dong Lee, CEO of HD Hyundai Global Service, said, “We will contribute to the optimized response to global warming in the energy transportation sector through various ship energy-saving device retrofits, including the retrofit of the reliquefaction unit.”

Mr. Richard Tyrrell, CEO of CoolCo, added, “We are pleased to work with Hyundai Global Service on this important initiative, which is a central component in our LNGe conversion process. These reliquefaction units will provide our charterers with valuable flexibility when it comes to managing the seasonal fluctuations in LNG demand, in particular by supporting efficient travel at lower speeds, idling and floating storage applications. In addition, these retrofits will enhance the long-term value and competitiveness and reduce the environmental footprint of what will become our LNGe vessels.”

HD HYUNDAI GLOBAL SERVICE
SIGNING CEREM
for RE-LIQUEFACT
NIT RETROFIT
KOOL GLACIER, KOOL BLIZZARD,
C, KOOL BOREAS)
June 6, 2023

■ Photo caption: HD Global Service signed a contract for re-liquefaction unit retrofit with Cool Company Management AS on June 6th. In the photo, on the left, Mr. Lee Ki-dong, CEO of HD Global Services, and on the right Mr. Richard Tyrrell, CEO of CoolCo.

For further information, please contact:

ir@coolcoltd.com

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to CoolCo’s agreement for a time  charter of a vessel, including the terms of the charter and addition to backlog, statements with respect to the increasing volume of LNG coming online and industry players securing tonnage, expected benefits to CoolCo and other non-historical statements.  Forward-looking statements are typically identified by words or phrases, such as “about”, “believe,” “expect,” “plan,” “goal,” “target,” “strategy,” and similar expressions or future or conditional verbs such as “may,” “will,” “should,” “would,” and “could.” These statements are based on current expectations, estimates, assumptions and projections and you should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include risks relating to this contract, future industry conditions and other risks indicated in the risk factors included in CoolCo’s Annual Report on Form 20-F for the year ended December 31, 2022 and other filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

This information is subject to the disclosure requirements in Regulation EU 596/2014 (MAR) article 19 number 3 and section 5-12 of the Norwegian Securities Trading Act.

Cool Company Ltd.
Hamilton, Bermuda

Questions should be directed to:
c/o Cool Company Management Ltd - +44 207 659 1111

Richard Tyrrell - Chief Executive Officer
John Boots - Chief Financial Officer